Exhibit 4

Smurfit Kappa Group

announces completion of merger

1 December, 2005: Smurfit Kappa Group (the “Group”) today announced the completion of the merger between Jefferson Smurfit Group (JSG) and Kappa Packaging (Kappa).

Capital Structure

The merger was completed through the issue of shares by JSG and the payment of consideration comprising cash of approximately €300 million and a €75 million subordinated promissory note to Kappa’s shareholders. The final value of the cash consideration and promissory note will not be known until certain closing adjustments have been completed. The ownership structure is such that JSG’s former shareholders own 58.3% of the Smurfit Kappa Group while Kappa’s former shareholders own 41.7%.

As part of the merger agreement, the 10.625% Senior Subordinated Notes due 2009 and the 12.5% Senior Subordinated Discount Notes due 2009 issued by Kappa Beheer B.V. will be redeemed and both JSG’s and Kappa’s Senior Credit Facilities are being refinanced. The 11.5% Senior Notes due 2015 issued by JSG Holdings plc, the 9.625% and 10.125% Senior Notes due 2012 and the 7.75% Senior Subordinated Notes due 2015 issued by JSG Funding plc together with the Guaranteed Debentures due 2025 issued by Smurfit Capital Funding Ltd, the Receivables Securitisation Floating Rate Notes due 2011 issued by Smurfit Receivables plc and certain local debt will remain in place.

Smurfit Kappa Group has financed the cash consideration and the refinancing of the JSG and Kappa Senior Credit Facilities and the redemption of the Kappa 10.625% Senior Subordinated Notes due 2009 and the 12.5% Senior Subordinated Discount Notes due 2009, together with related costs and expenses, by way of a new Senior Credit Facility. The new Senior Credit Facility comprises a drawn amount of approximately €2,930 million. This facility is made up of a €500 million amortising A Tranche maturing 2012, a €1,215 million B Tranche maturing 2013 and a €1,215 million C Tranche maturing 2014. In addition, Smurfit Kappa Group has committed undrawn facilities of €875 million, including a €600 million Revolving Credit Facility.

About Smurfit Kappa Group

Smurfit Kappa Group combines the operations of Jefferson Smurfit Group and Kappa Packaging. The Group is a world leader in corrugated, a European leader in containerboard and also has market leading positions, in both paper grades, in Latin America. The Group currently employs a workforce of approximately 43,000 people. In 2004, revenue generated from the combined operations was €7.6 billion.

The Group’s operations span 23 European and 9 Latin American countries, with capacity which includes 6.1 million tonnes of containerboard and 5.1 million tonnes of corrugated. The Group’s operations now comprise Jefferson Smurfit Group’s leading market positions in Latin America, Western and Southern Europe and Kappa Packaging’s leading market positions in Northern and Eastern Europe.

Contacts		Information

Mark Kenny	K Capital Source	+353 1 631 5500

Brian Bell	WHPR	+353 1 669 0030